FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 07, 2012

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: August 07, 2012 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.
FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Joseph Tung, CFO / Vice President Joseph Su, Manager Tel: +886-2-6636-5678 Fax: +886-2-2757-6121 ir@aseglobal.com http://www.aseglobal.com	US contact: Clare Lin, Senior Director Tel: +1-408-636-9524 clare.lin@aseus.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
ANNOUNCES MONTHLY NET REVENUES

TAIPEI, TAIWAN, R.O.C., AUGUST 7, 2012 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311, “ASE” or the “Company”), announces its unaudited consolidated net revenues for July 2012.

CONSOLIDATED NET REVENUES (UNAUDITED)
	Jul	Jun	Jul	Sequential	YoY
(NT$ Million)	2012	2012	2011	Change	Change
Net Revenues	15,681	15,370	15,416	2.00%	1.70%

	Jul	Jun	Jul	Sequential	YoY
(US$ Million)	2012	2012	2011	Change	Change
Net Revenues	525	516	535	1.70%	-2.00%

Starting from Feb. 1, 2010, Universal Scientific Industrial Co., Ltd.’s consolidated revenues were consolidated into ASE Inc.’s consolidated revenues.  Net revenues for IC ATM assembly test and material business (excluding USI) are as follows:

IC ATM NET REVENUES (UNAUDITED)

	Jul	Jun	Jul	Sequential	YoY
(NT$ Million)	2012	2012	2011	Change	Change
Net Revenues	11,017	10,782	10,927	2.20%	0.80%

	Jul	Jun	Jul	Sequential	YoY
(US$ Million)	2012	2012	2011	Change	Change
Net Revenues	369	362	379	1.80%	-2.90%

Safe Harbor Notice:
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2011 Annual Report on Form 20-F filed on April 20, 2012.